UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2019

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

TO THE CNMV (SECURITIES EXCHANGE COMMISSION)

Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), in compliance with the Securities Exchange legislation, hereby files the following

RELEVANT INFORMATION

BBVA, pursuant to the Corporate Enterprises Act, sends the full text of the Notice of Meeting of BBVA’s Annual General Shareholders’ Meeting, to be held in Bilbao, at Palacio Euskalduna, foreseeably at second summons on 15 March 2019, which has been published today on the daily press and on BBVA’s website: www.bbva.com.

In addition, the full texts of the proposed resolutions are enclosed herewith.

The directors’ reports on the items of the agenda that require them and the remaining documents related to the Annual General Meeting are available on BBVA’s website: www.bbva.com.

Madrid, 13 February 2019

ANNUAL GENERAL SHAREHOLDERS’ MEETING

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

BILBAO, 15 MARCH 2019

CALL NOTICE

The Board of Directors of Banco Bilbao Vizcaya Argentaria, S.A. (hereinafter, the “Company”, “BBVA” or the “Bank”), at its meeting on 11 February 2019, has agreed to call the Company’s Ordinary General Shareholders’ Meeting, which will be held in Bilbao, at Palacio Euskalduna, Avenida Abandoibarra number 4, on 14 March 2019, at 12 noon on first call, and in the same location and at the same time, on 15 March 2019, on second call, in accordance with the following:

AGENDA

ONE.- Annual accounts, profit allocation and corporate management:

1.1	Approval of the annual accounts and management reports of Banco Bilbao Vizcaya Argentaria, S.A. and its consolidated group corresponding to the year ending on December 31, 2018.

1.2	Approval of the non-financial information report of Banco Bilbao Vizcaya Argentaria, S.A. and that of its consolidated group corresponding to the year ending on December 31, 2018.

1.3	Approval of the allocation of the 2018 profit.

1.4	Approval of corporate management during 2018.

TWO.- Adoption of the following resolutions regarding the re-election, ratification and appointment of members of the Board of Directors:

2.1	Re-election of Carlos Torres Vila.

2.2	Ratification and appointment of Onur Genç.

2.3	Re-election of Sunir Kumar Kapoor.

Pursuant to paragraph 2 of Article 34 of the Bylaws, determination of the number of directors at the number resulting from the resolutions adopted under this item of the Agenda, which will be reported to the General Shareholders’ Meeting for all due effects.

THREE.- Approval of the Remuneration Policy for Directors of Banco Bilbao Vizcaya Argentaria, S.A., which includes the maximum number of shares to be delivered as a result of its execution.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

FOUR.- Approval of a maximum level of variable remuneration of up to 200% of the fixed component of total remuneration for a group of employees whose professional activities have significant impact on the Group’s risk profile.

FIVE.- Conferral of authority on the Board of Directors, which may in turn substitute such authority, to formalize, correct, interpret and implement the decisions adopted by the General Meeting.

SIX.- Consultative vote on the Annual Report on the Remuneration of Directors of Banco Bilbao Vizcaya Argentaria, S.A.

SUPPLEMENT TO THE CALLING AND PRESENTATION OF PROPOSED RESOLUTIONS

Pursuant to the Spanish Corporate Enterprises Act, shareholders representing at least three percent of the share capital may: (i) request the publication of a supplement to the calling of the Meeting, including one or more items on the agenda, provided that the new items are accompanied by a substantiation or, where applicable, a substantiated proposed resolution; and (ii) submit substantiated proposed resolutions on matters already included or that should be included on the agenda.

These rights must be exercised by duly certified notice to the Company, which must be received at the registered office, at Plaza de San Nicolás number 4, 48005, Bilbao, Spain, within five days following the publication of this calling.

ATTENDANCE

In accordance with the Bylaws, holders of 500 or more shares, recorded in the corresponding accounting ledger at least five days before the scheduled date of the General Shareholders’ Meeting, will be entitled to attend the Meeting.

As the General Shareholders’ Meeting will foreseeably be held on second call, pursuant to Article 517 of the Spanish Corporate Enterprises Act, shareholders must have registered their shares in their name no later than 10 March 2019.

The Company will issue a personalised attendance card to each shareholder entitled to attend who so requests, granting them access to the venue where the General Shareholders’ Meeting is to be held and indicating the number of shares that they hold. Requests may be sent to the Shareholder Office, or made via the Company website (www.bbva.com) or at any BBVA branch office.

Holders of fewer shares may group together until they have at least the required number, and must then apply for a group card from any BBVA branch office.

In order to confirm the identity of the shareholders or their valid proxies, on entering the venue where the General Shareholders’ Meeting is to be held attendees may be asked to present their attendance card, documents confirming their status as proxy, where necessary, and their Spanish national identity document or any other official document generally accepted for such purposes.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

REMOTE VOTING AND PROXIES

WRITTEN VOTING AND PROXIES

Shareholders not personally attending the General Shareholders’ Meeting may submit an absentee ballot, using the voting form included in the attendance card, which can be requested and submitted at any BBVA branch office.

Shareholders wishing to vote by post may request, from the date of publication of this notice of the General Shareholders’ Meeting, through the Shareholder Office or any BBVA branch office, that the Company issue a postal voting document in their name. Once completed within the established deadline and according to the instructions therein, this document must be sent by registered post with acknowledgment of receipt to the Shareholder Office at C/ Azul 4, 28050 Madrid, Spain, to be processed and counted.

In order to be processed, absentee votes must be received at least 24 hours prior to the scheduled date of the General Shareholders’ Meeting on first call. Any votes arriving later than this will not be counted.

Any shareholder entitled to attend may be represented at the General Shareholders’ Meeting by another person, who need not be a shareholder. Such representation must be conferred using the delegation form included in the attendance card and may be sent to the Company by any of the means set out in this section.

ELECTRONIC VOTING AND PROXIES

Votes and proxy delegations may be made electronically via the Bank’s website (www.bbva.com). To do this, shareholders must follow the rules and instructions on the “2019 General Shareholders’ Meeting” section of the website.

In order to prove their identity, shareholders who wish to vote or delegate a proxy electronically must have a passcode.

Shareholders who use electronic banking (BBVA.es) may vote or delegate a proxy electronically by using the passcode that they use to access the BBVA electronic banking platform.

Shareholders who do not use electronic banking must obtain a passcode via the website (www.bbva.com) by following the relevant instructions in the “Electronic Voting and Proxies” section of the “2019 General Shareholders’ Meeting” page of the Bank’s website (www.bbva.com). In order to obtain the passcode, shareholders will need to prove their identity in one of the following ways:

a)	Electronic DNI (Spanish national identity document); or

b)	Through the accreditation application procedure for shareholders who do not use electronic banking (BBVA.es) and legal entities.

Once shareholders have their passcode, either the code corresponding to “BBVA.es” for shareholders who use electronic banking or the code obtained through the process described above for shareholders who do not use electronic banking, they may exercise their right to vote and/or delegate a proxy electronically, prior to the General Shareholders’ Meeting, via the “2019 General Shareholders’ Meeting/Electronic Voting and Proxies” section of the Company website (www.bbva.com) from 22 February 2019 until 12 noon on the day before the General Shareholders’ Meeting is held on first call, i.e. until 12 noon on 13 March 2019. To do so, they must complete the forms and follow the instructions contained therein for the exercise of each of these rights.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

SUSPENSION OF ELECTRONIC SYSTEMS

The Company reserves the right to modify, suspend, shut down or restrict the mechanisms for electronic voting and proxy delegation when necessary or advisable for technical or security reasons.

The Company will not be liable for damages that may be caused by overloads, breakdowns, downed lines, connection faults or similar events beyond its control that may temporarily prevent the use of the electronic voting or proxy systems.

REVOCATION OF VOTE OR PROXY

Shareholders’ personal attendance at the General Shareholders’ Meeting will revoke any vote or proxy submitted prior to the Meeting.

Proxies may be revoked at any time by the same means used to delegate them.

RIGHT TO INFORMATION

Shareholders may request, up to five days before the scheduled date of the General Shareholders’ Meeting, that directors provide any information or clarifications that they deem necessary, or submit written queries regarding matters on the agenda, information accessible to the public as provided by the Company to the National Securities Market Commission since the previous General Shareholders’ Meeting, or the auditor’s report.

Shareholders wishing to exercise their right to information may do so in writing, addressing their correspondence to the Shareholder Office at C/ Azul 4, 28050, Madrid, Spain, or by email to the address given in the “Right to Information” section of the “2019 General Shareholders’ Meeting” page of the Company website (www.bbva.com), following the instructions therein.

As of the time of this calling, any shareholder may inspect, at the registered office at Plaza de San Nicolás number 4, Bilbao, Spain, or in the “2019 General Shareholders’ Meeting” section of the Company website (www.bbva.com), the full texts of the proposed resolutions submitted for the approval of the General Shareholders’ Meeting and the reports from the directors on the items of the agenda, if so desired; the annual accounts and management reports, both individual and consolidated, which include the non-financial information report of the Bank and its consolidated Group, and which will be submitted for the approval of the General Shareholders’ Meeting together with the relevant auditors’ reports; the annual corporate governance report corresponding to the 2018 financial year; the curriculum vitae, category (condition) and mandatory proposals and reports on the re-election, ratification and appointment of directors proposed under agenda item Two; the content of the Remuneration Policy for Directors of Banco Bilbao Vizcaya Argentaria, S.A., the approval of which is proposed under agenda item Three, together with the relevant report of the Remunerations Committee, the report of the Board of Directors concerning the proposal submitted under agenda item Four; and the Annual Report on the Remuneration of Directors of Banco Bilbao Vizcaya Argentaria, S.A., in addition to any other legal documentation relating to the General Shareholders’ Meeting.

Furthermore, shareholders will have access to the reports of the directors and the independent experts / statutory auditors (appointed by the Commercial Registry) other than the Company auditor, which have been issued since the previous General Shareholders’ Meeting regarding the use of delegation to issue convertible bonds (CoCos), which will be presented to the General Shareholders’ Meeting and which were, either, already published and made available to the shareholders at the time of the issuance or have been published as a result of this calling.

Shareholders may request that all of the aforementioned documents be delivered or sent to them immediately and free of charge.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Likewise, between the time of publication of this calling and the General Shareholders’ Meeting, all documents and information relating to the General Shareholders’ Meeting will be available in the “2019 General Shareholders’ Meeting” section of the Company website (www.bbva.com).

ONLINE SHAREHOLDERS FORUM

Pursuant to Article 539.2 of the Spanish Corporate Enterprises Act, for the calling of the General Shareholders’ Meeting, BBVA has set up an Online Shareholders Forum on the Company website (www.bbva.com) for the legally established purpose, which individual shareholders and duly authorised shareholders’ associations may access with due protections.

Shareholders may use the Forum to publish proposals that they wish to submit as supplements to the agenda listed in the calling, requests to second these proposals, and initiatives to achieve the percentage of votes required to exercise the minority right established by law. They may also post offers of or calls for voluntary proxies in accordance with the instructions published on the Bank’s website (www.bbva.com) for this calling.

The Forum is not a channel for communication between the Company and its shareholders, and is intended solely to facilitate communication between BBVA shareholders for the General Shareholders’ Meeting.

To access and use the Forum, shareholders must have a passcode, which they can obtain via the Bank’s website (www.bbva.com), following the instructions given in the “2019 General Shareholders’ Meeting/Online Shareholders Forum” section.

GENERAL INFORMATION

Shareholders may consult the Regulations of the General Shareholders’ Meeting on the Company website (www.bbva.com) for information relating to the General Shareholders’ Meeting that is not provided in this notice.

For more information, shareholders may contact the Shareholder Office at C/ Azul 4, 28050, Madrid, Spain, from 9 am to 6 pm, Monday through Friday; telephone the Shareholder Helpline at 902-200-902 / 912-249-821 from 8 am to 10 pm, Monday through Friday; or send an email to accionistas@bbva.com.

NOTARY PUBLIC AT THE GENERAL SHAREHOLDERS’ MEETING

The Board of Directors has agreed to require the presence of a Notary Public to record the minutes of the General Shareholders’ Meeting, pursuant to Article 203 of the Spanish Corporate Enterprises Act and Article 101 of the Regulations of the Commercial Registry.

PROCESSING OF PERSONAL DATA

BBVA will treat any personal data that the shareholders provide or which is provided by the depositary institutions in order to manage the call and the holding of the General Shareholders’ Meeting.

In accordance with the General Regulation on Data Protection, of 27 April 2016, the link to the personal data treatment policy of BBVA for Shareholders is shareholdersandinvestors.bbva.com/PTDA. The rights of access, rectification, opposition, cancellation, transfer and limitation of the treatment may be exercised in the form that is determined by such policy.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

NOTE

THE GENERAL SHAREHOLDERS’ MEETING IS SCHEDULED TO BE HELD, ON SECOND CALL, ON 15 MARCH 2019 AT THE TIME AND PLACE INDICATED, UNLESS SHAREHOLDERS ARE NOTIFIED OTHERWISE THROUGH THE DAILY PRESS AND THE BANK’S WEBSITE (www.bbva.com).

Bilbao, 13 February 2019, the Corporate Secretary and Secretary of the Board of Directors.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

PROPOSED RESOLUTIONS UNDER AGENDA ITEM ONE FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS OF BANCO BILBAO VIZCAYA ARGENTARIA, S.A. TO BE HELD ON 15 MARCH 2019

1.1.

Approve, under the terms set out in the legal documentation, the annual accounts and management report of Banco Bilbao Vizcaya Argentaria, S.A. for the year ending 31 December 2018, as well as the consolidated annual accounts and management report of the Banco Bilbao Vizcaya Argentaria Group for the same financial year.

Authorise the Chairman, Carlos Torres Vila, the Corporate Secretary and Secretary of the Board of Directors, Domingo Armengol Calvo, and the Deputy Secretary to the Board, María del Rosario Mirat Santiago, indistinctly and with powers of substitution, to file the individual and consolidated annual accounts, management reports and auditors’ reports for Banco Bilbao Vizcaya Argentaria, S.A. and its Group, and to issue the corresponding certificates pursuant to Article 279 of the Spanish Corporate Enterprises Act and Article 366 of the Commercial Registry Regulations.

1.2.	Approve the non-financial information report of Banco Bilbao Vizcaya Argentaria S.A, and that of its consolidated group for the year ending 31 December 2018.

Authorise the Chairman, Carlos Torres Vila, the Corporate Secretary and Secretary of the Board of Directors, Domingo Armengol Calvo, and the Deputy Secretary to the Board, María del Rosario Mirat Santiago, indistinctly and with powers of substitution, to complete (diligenciar), correct, formalize, publish, interpret, clarify, extend, develop or executive any of the documents indicated in the preceding paragraph.

1.3.

Approve the proposed allocation of Banco Bilbao Vizcaya Argentaria, S.A. profits for the year ending 2018 in the amount of EUR 2,315,617,016.79 (two billion, three hundred and fifteen million, six hundred and seventeen thousand and sixteen euro, and seventy-nine cents), as follows:

●

The amount of EUR 1,733,650,510.80 (one billion, seven hundred and thirty-three million, six hundred and fifty thousand, five hundred and ten euro, and eighty cents) for payment of dividends, of which: (a) EUR 666,788,658 (six hundred and sixty-six million, seven hundred and eighty-eight thousand, six hundred and fifty-eight euro) has already been paid in full prior to the Ordinary General Shareholders’ Meeting as an interim dividend amount for the 2018 financial year, in accordance with the resolution adopted by the Board of Directors at its meeting held on 26 September 2018; and (b) the remaining EUR 1,066,861,852.80 (one billion, sixty-six million, eight hundred and sixty-one thousand, eight hundred and fifty-two euro, and eighty cents) will be allocated to pay the supplementary dividend for the 2018 financial year in the amount of EUR 0.16 (sixteen euro cents) per share, which will be paid to shareholders on 10 April 2019.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

In this respect, it is resolved to ratify, insofar as necessary, the resolution adopted by the Board of Directors on 26 September 2018 approving the allocation of the aforementioned amount as an interim dividend for the 2018 financial year.

●

The amount of EUR 312,866,765.97 (three hundred and twelve million, eight hundred and sixty-six thousand, seven hundred and sixty-five euro, and ninety-seven cents) for the payment made in the 2018 financial year to cover the remuneration of the additional tier 1 capital instruments issued by Banco Bilbao Vizcaya Argentaria, S.A. in May 2013, February 2014, February 2015, April 2016, May 2017, November 2017 and September 2018.

●

The remaining profit, i.e. EUR 269,099,740.02 (two hundred and sixty-nine million, ninety-nine thousand, seven hundred and forty euro, and two cents) will be allocated to the Company’s voluntary reserve funds.

1.4.	Approve the management of the Board of Directors of Banco Bilbao Vizcaya Argentaria, S.A. for the 2018 financial year.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

PROPOSED RESOLUTIONS UNDER AGENDA ITEM TWO FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS OF BANCO BILBAO VIZCAYA ARGENTARIA, S.A. TO BE HELD ON 15 MARCH 2019

On this item of the agenda, with the favorable report of the Appointments Committee, it is submitted to the General Shareholders’ Meeting the re-election, for the statutory period of three years, of Carlos Torres Vila, as member of the Board of Directors, in his status of executive director.

With the favorable report of the Appointments Committee, it is also submitted to the General Shareholders’ Meeting the ratification of the resolution adopted by the Board of Directors at its meeting held on 20 December 2018, by virtue of which Onur Genç was appointed by co-optation as member of the Bank’s Board of Directors, with the status of executive director; and his appointment is proposed, for the statutory period of three years, as member of the Board of Directors with the status of executive director.

Lastly, further to the proposal of the Appointments Committee, it is also submitted to the General Shareholders’ Meeting the re-election, for the statutory period of three years, of Sunir Kumar Kapoor as member of the Board of Directors with the status of independent director.

Each proposed re-election and appointment is accompanied by an explanatory report by the Board of Directors, as required by article 529 decies of the Corporate Enterprises Act and, in the case of the re-election and ratification and appointment of Mr. Torres and Mr. Genç, respectively, accompanied by the favorable report of the Appointments Committee. These reports have been made available to the shareholders since the publication of the notice of the General Shareholders’ Meeting.

Consequently, it is proposed to the General Shareholders’ Meeting:

2.1.

To re-elect Carlos Torres Vila, of legal age, married, of Spanish nationality and domiciled for these purposes at Calle Azul 4, Madrid, as member of the Board of Directors, for the statutory period of three years, with the status of executive director.

2.2.

To ratify the resolution adopted by the Board of Directors at its meeting held on 20 December 2018, by means of which Onur Genç, of legal age, married, of Turkish nationality and domiciled for these purposes at Calle Azul 4, Madrid, was appointed by co-option as member of the Board of Directors, with the status of executive director; and to appoint him as member of the Board of Directors for the statutory period of three years, with the status of executive director.

2.3.

To re-elect Sunir Kumar Kapoor, of legal age, married, of U.S. nationality and domiciled for these purposes at Calle Azul 4, Madrid, as member of the Board of Directors, for the statutory period of three years, with the status of independent director.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Pursuant to paragraph 2 of article 34 of the Company Bylaws, determination of the number of directors at the number resulting from the resolutions adopted under this item on the agenda, which will be reported to the General Shareholders’ Meeting for all due purposes.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

PROPOSED RESOLUTIONS UNDER AGENDA ITEM THREE FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS OF BANCO BILBAO VIZCAYA ARGENTARIA, S.A. TO BE HELD ON 15 MARCH 2019

Approve, pursuant to Article 529 novodecies of the Corporate Enterprises Act, the Remuneration Policy for Directors of Banco Bilbao Vizcaya Argentaria, S.A. (the “Policy”), for the years 2019, 2020 and 2021, which text has been made available to shareholders, together with all other documentation pertaining to the General Meeting, as of the date on which the Meeting was convened, and which includes a request for a maximum number of 4.5 million BBVA shares to be delivered to the executive directors as a result of its execution.

Likewise, to empower the Board of Directors, to the fullest extent required by law and with sub-delegation powers, to interpret, develop, formalize and execute this agreement; adopting any agreements and signing any documents, public or private, deemed necessary or convenient for its full effect, including adapting the Policy, when necessary and at the proposal of the Remunerations Committee, to the circumstances that may arise, to the rules established in the applicable legislation, to the recommendations or best practices in the matter and to the specific requirements made by supervisors, provided that this does not imply a substantial change in its terms and conditions that, in accordance with applicable legislation, should be newly submitted to consideration by the General Meeting; and, in particular, to:

a)

Develop and establish the specific conditions of the remuneration system of executive directors in all matters not envisaged in the Policy, including, in particular, but not limited to, incorporation and leave of directors, agreements on the settlement of variable remuneration and the terms thereof, establish the cases of early settlement, as the case may be, and, where applicable, declare compliance with the conditions to which such settlement is tied.

b)

Adapt the content and conditions of the Policy to the corporate transactions or exceptional circumstances that may arise during its validity, referring to either Banco Bilbao Vizcaya Argentaria, S.A., or its Group companies, as well as regarding the indicators selected to determine the variable remuneration, or the banks selected as peer group of reference for the TSR indicator, where appropriate, in order for it to remain in its same terms and conditions.

c)

Adapt the content of the Policy to the requirements, observations or requests that may be made by the competent supervisory authorities, and, in particular, make adjustments to the percentages and deferral periods of the annual variable remuneration applicable to the executive directors of Banco Bilbao Vizcaya Argentaria, S.A., as well as in the withholding period for shares or in the rules set for its calculation.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

d)	Interpret the rules of the settlement and payment system applicable to the annual variable remuneration of the executive directors of Banco Bilbao Vizcaya Argentaria, S.A.

e)	In general, carry out any actions and subscribe any documents that may be necessary or convenient for the validity, effectiveness, implementation, development and execution of the Policy.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

PROPOSED RESOLUTIONS UNDER AGENDA ITEM FOUR FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS OF BANCO BILBAO VIZCAYA ARGENTARIA, S.A. TO BE HELD ON 15 MARCH 2019

For the purposes of the provisions of Article 34.1 g) of Act 10/2014 of June 26, on the regulation, supervision and solvency of credit institutions, to approve a maximum level of variable remuneration of up to 200% of the fixed component of total remuneration for a group of employees whose professional activities have significant impact on the Group’s risk profile, enabling subsidiaries of Banco Bilbao Vizcaya Argentaria, S.A., to likewise apply said maximum level to their professionals, pursuant to the Report issued in this regard by the Board of Directors of Banco Bilbao Vizcaya Argentaria, S.A., on 11 February 2019, and which has been made available to shareholders as of the date on which this General Meeting was convened.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

PROPOSED RESOLUTIONS UNDER AGENDA ITEM FIVE FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS OF BANCO BILBAO VIZCAYA ARGENTARIA, S.A. TO BE HELD ON 15 MARCH 2019

To authorize the Board of Directors, with express substitution powers in favor of the Executive Committee or to the director or directors it deems convenient, as well as in favor of any other person whom the Board expressly empowers for the purpose, the necessary powers, as broad as required under law, to establish, interpret, clarify, complete, modify, correct, develop and execute, when they deem most convenient, each of the resolutions adopted by this General Meeting; to draw up and publish the notices required by law; and to perform the necessary proceedings as may be necessary to obtain the due authorizations or filings from the Bank of Spain; the European Central Bank; Ministries, including the Ministries of Economy and Enterprise; Industry, Trade and Tourism; Tax; and Regional Policy and Public Service; the National Securities Market Commission; the entity in charge of the recording of book entries; the Commercial Registry; or any other national or foreign public or private body.

Additionally, to authorize the Chairman, Carlos Torres Vila; the Chief Executive Officer, Onur Genç; the General Secretary and of the Board, Domingo Armengol Calvo; and the Deputy Secretary of the Board, María del Rosario Mirat Santiago, so that any of them, indistinctively, may perform such acts as may be appropriate to implement the resolutions adopted by this Annual General Meeting, in order to file them with the Commercial Registry and with any other Registries, including in particular, and among other powers, that of appearing before any Notary Public to execute the public deeds and notarized documents necessary or advisable for such purpose, correct, ratify, interpret or supplement what has been resolved and formalize any other public or private document that may be necessary or advisable to execute and fully register the resolutions adopted, without needing a new General Meeting resolution, and to make the mandatory deposit of the individual and consolidated annual accounts in the Company Registry.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

PROPOSED RESOLUTIONS UNDER AGENDA ITEM SIX FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS OF BANCO BILBAO VIZCAYA ARGENTARIA, S.A. TO BE HELD ON 15 MARCH 2019

To approve, on a consultative basis, the Annual Report on the Remuneration of Directors of Banco Bilbao Vizcaya Argentaria, S.A., corresponding to financial year 2018, which has been made available to shareholders, together with the remaining documents pertaining to the General Meeting, as of the date on which the Meeting was convened.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Mr. Carlos Torres Vila Chairman

Born in Salamanca in 1966
Spanish

BS in Electrical Engineering and BS in Management Science from the Massachusetts Institute of Technology (MIT).
MS in Management from the MIT Sloan School of Management. Graduated in Law from UNED.
Professional Background:

1990 – 2002	McKinsey & Company (elected partner in 1997)

2002 – 2007	Director of Corporate Strategy and Member of the Executive Committee of Endesa

2007	Chief Financial Officer of Endesa

2008	Executive Chairman of Isofotón

2008 - 2014	Member of the Management Committee of BBVA Head of Corporate Development & Strategy

2014 – 2015	Member of the Management Committee of BBVA Head of Digital Banking

2015 – 2018	CEO of BBVA, member of the Executive Committee and Chairman of the Technology and Cybersecurity Committee

He was appointed Chairman of the Board of Directors and of the Executive Committee of BBVA on 20 December 2018.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Mr. Onur Genç CEO

Born in 1974

Turkish

Bachelor in Science, Electrical Engineering from the University of Boğaziçi (Turkey).

MSIA/MBA at the Carnegie Mellon University (USA).

Professional background:

American Airlines

1997-1999	Senior financial controller, Information Technology Services

McKinsey & Company (offices of Turkey, Canada, The Netherlands and United Kingdom)

1999-2004	Consultant / manager
2004-2009	Partner
2009-2012	Senior partner and manager of the Turkish office

BBVA Turkey-Garanti Bank

2012-2015	Executive Vice President
2015-2017	Deputy CEO

BBVA USA

2017-2018	Chairman and CEO of BBVA Compass and BBVA’s Country Manager in the USA

He was appointed director, CEO and member of the Executive Committee of BBVA on 20 December 2018.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Mr. Sunir Kumar Kapoor
Director

Born in India.

US & European citizen.

BSc Physics, University of Birmingham and MSc Computer Systems, Cranfield University.

Professional Background:

2005 – 2011	UBmatrix Incorporated, President & CEO

2004 – 2005	Cassatt Corporation, EVP and CMO

2002 – 2004	Oracle Corporation VP Collaboration Suite

1999 – 2001	Tsola Incorporated, Founder & CEO

1996 – 1999	E-Stamp Corporation, President & CEO

1994 – 1996	Oracle Corporation VP Strategy, Marketing & Planning

1992 – 1994	Microsoft Corporation Director Worldwide Business Strategy

1990 – 1992	Microsoft Europe

Manager Enterprise Business EMEA

1988 – 1990	Novell, Manager European Systems Group

1986 – 1988	European Space Agency, Systems Design Engineer

1985 – 1986	Honeywell, Software Development & Support Engineer

Currently, Mr. Kapoor is involved in a number of technology companies in Silicon Valley and Europe. He is an Operating Partner at Atlantic Bridge Capital, an independent director at Stratio, and an advisor to mCloud.

He was appointed to a BBVA directorship on 11 March 2016 and is member of the Technology and Cybersecurity Committee of BBVA.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.
Date: February 13, 2019
	By:	/s/ Domingo Armengol Calvo
	Name:	Domingo Armengol Calvo
	Title:	Authorized representative